EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made and entered into by and between ECPL EcoPlus, Inc., a publicly traded corporation (“Company”), and Alan Forbes (“Executive”), effective as of the date of signing by both parties.

1. Position and Duties

Executive shall serve as President and Chief Executive ODicer (CEO) of the Company and shall have such duties, responsibilities, and authority as are customary for such position and as may be assigned by the Board of Directors from time to time.

2. Term

This Agreement shall commence on August 1, 2024 and shall continue unless terminated pursuant to the provisions herein.

3. Compensation

(a) Initial Salary: Executive shall receive a salary of $1,000 per month until such time as the Company’s Regulation A offering is qualified by the SEC and investor funds are received by the Company (“Capital Activation Date”).

(b) Base Salary Upon Capital Activation: Commencing on the first day of the month following the Capital Activation Date, Executive shall receive an annual base salary of $100,000 until a merger or acquisition is made or there is a change in control, at which point it goes to $250,000, payable in accordance with the Company’s normal payroll practices. Benefits such as health and dental insurance will be provided by paying a portfolio company an amount monthly which covers their expense to do so.

(c) Second Round Adjustment: If and when the Company successfully closes a second round of financing in which gross proceeds equal or exceed $5,000,000, Executive’s annual base salary shall automatically increase to $500,000, eDective as of the first day of the following month.

(d) Preferred Equity Grant: 15,000 Preferred Shares, convertible to Common Stock at a ratio of 1 Preferred Share = 20 Common Shares, per month.

-25,000 Preferred Shares upon successful qualification of the Company’s future stock offerings by the SEC for each raise beyond the initial $2MM raise, for which Mr. Forbes will be granted 100,000 shares.

-25,000 Preferred Shares for each successful acquisition of an existing operating company approved by the board.

-25,000 Preferred Shares upon each successful uplift from one tier exchange (i.e., OTC Pink) to the next tier exchange.

4. Termination and Severance

(a) At-Will Employment: Executive’s employment shall be at-will and may be terminated by either party at any time, with or without cause and with or without notice, subject to the provisions below.

(b) Termination Without Cause or for Good Reason: If the Company terminates Executive without Cause, or if Executive resigns for Good Reason, the Company shall pay Executive:

•A lump sum equal to six (6) months of Executive’s then-current base salary;

•Any earned but unpaid salary and accrued benefits through the date of termination;

•Continuation of health insurance benefits for a period of six (6) months under COBRA or equivalent.

(c) Termination for Cause or Voluntary Resignation Without Good Reason: If Executive is terminated for Cause or voluntarily resigns without Good Reason, Executive shall receive only unpaid salary and benefits accrued through the termination date.

(d) Definitions:

“Cause” includes gross misconduct, fraud, embezzlement, conviction of a felony, or willful material breach of this Agreement.

“Good Reason” includes a material reduction in responsibilities, a reduction in base salary (except as required by corporate-wide salary reductions), or a change in reporting structure resulting in a demotion, or a physical or mental condition which materially affects Executive’s ability to function.

5. Miscellaneous

•This Agreement constitutes the entire understanding between the parties and supersedes all prior discussions or representations.

•Any modifications must be made in writing and signed by both parties.

•This Agreement shall be governed by the laws of the State of New Hampshire.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the dates set forth below.

/s/ Alan Forbes

Alan Forbes

/s/ Vincent Sablone

Vincent Sablone

Authorized Signatory, ECPL